Exhibit 99.1

Core AI Holdings Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Compliance Deficiency

Miami, FL - July 31, 2026 (GLOBE NEWSWIRE) — Core AI Holdings, Inc. (“Core AI” or the “Company”) (NASDAQ: CHAI), a global AI technology and infrastructure company, today announced that today on July 31, 2026, the Company received a notification letter (“Nasdaq Notification”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement for its common shares listed on Nasdaq from June 17, 2026 through July 30, 2026. As set forth in the Nasdaq Listing Rule 5450(a)(1) (“Nasdaq Listing Rule”), the Company’s common shares listed for trading on the Nasdaq must maintain a minimum closing bid price of $1.00 per share and failure to meet it for 30 consecutive trading days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s common shares on Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until January 27, 2027 (the “Initial Compliance Period”), to regain compliance with the minimum bid price requirement. During this period, the Company’s common shares will continue to trade on the Nasdaq Capital Markets. If at any time during the Initial Compliance Period, the closing bid price of the Company’s common shares is at least $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide a written notification of compliance notifying that the Company has regained compliance with the minimum bid price requirement.

If the Company does not regain compliance by January 27, 2027 the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that Core’s common shares will be subject to delisting.

In addition, if, during any compliance period specified in the Nasdaq Listing Rule 5810(c)(3)(A)(iii), the Company’s common shares have a closing bid price of $0.10 or less for ten consecutive trading days, Nasdaq will issue a Staff Delisting Determination under Rule 5810 with respect to such securities.

Core AI intends to monitor the bid price of its common shares and will consider available options to regain compliance with the Nasdaq listing requirement, if necessary.

The notification does not affect the Company’s business operations, strategic initiatives, or the listing or trading of its common shares on Nasdaq.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business which has generated over 800 million downloads, and built a global user base of more than 40 million players across over 140 countries.

Core AI Investor Relations

ir@coregaming.co

www.coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.